Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and six months ended June 30, 2018, our 2017 annual consolidated financial statements and our 2017 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2018 outlook, statements regarding our proposed Financial & Risk strategic partnership and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of August 7, 2018.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases, except for cash flow, exclude the results of our Financial & Risk business, which is reported as a discontinued operation, and include the results of acquired businesses from the date of purchase.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our 2018 business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates in order to provide better comparability of our business trends from period to period.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
constant currency	A measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings per share
n/a	Not applicable
n/m	Not meaningful
organic or organically	A measure expressing growth of our existing businesses excluding impacts from acquisitions, dispositions and IFRS 15
$ and US$	U.S. dollars

Executive Summary

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

Our continuing business is organized as three reportable segments supported by a corporate center:	Second Quarter 2018 Revenues
Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.
Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Reuters News

A provider of real-time, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to our Financial & Risk business, which is classified as a discontinued operation (see the “Proposed Financial & Risk Strategic Partnership Transaction” section below).

We also operate:

●

A Global Growth Organization (GGO) that works across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supports our businesses in: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We include the results of GGO within our reportable segments.

●

An Enterprise Technology & Operations (ET&O) group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Organizational Changes

Effective July 1, 2018, we began to transition from a product-centric structure to a customer-centric structure. This marks a substantive change in our approach to move decision making closer to the customer so we can better serve our customers with our full suite of offerings. We appointed a Co-Chief Operating Officer to oversee our customer-facing operations, and we will remap our existing Legal and Tax & Accounting business units into the following customer segments:

●	Legal Professionals
●	Tax Professionals
●	Corporates

Additionally, we will report our global Print businesses as a separate segment, reflecting the way we manage this business. Reuters News will continue to be reported as a segment.

We also appointed a Co-Chief Operating Officer with responsibility for Operations & Enablement, who manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development.

We are in the process of implementing these organizational changes, and we expect to report our business under the new structure beginning with our fourth-quarter 2018 results.

Proposed Financial & Risk Strategic Partnership Transaction

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and will retain a 45% interest in the business. Financial & Risk recently announced that its company name will be Refinitiv after the closing of the transaction.

We will maintain full ownership of our Legal, Tax & Accounting and Reuters News businesses. The transaction will enable us to focus on expanding our business and accelerating revenue growth in the legal, tax and accounting and regulatory market segments.

We expect to receive approximately $17.0 billion in gross proceeds at closing (subject to purchase price adjustments). We currently expect to use the proceeds of the transaction as follows:

(1)

Utilize between $1.5 billion and $2.5 billion to pay cash taxes, pension contributions, bond redemption costs and other fees and outflows related to the transaction, which includes $500 million to $600 million to reduce our cost base and make investments to reposition our company following the separation of the businesses;

(2)	Repay between $3.0 billion and $4.0 billion of debt, which would enable us to remain well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1;
(3)	Invest between $1.0 billion and $3.0 billion to fund focused acquisitions to bolster our position in key growth segments; and
(4)

Return the balance of approximately $9.0 billion to $10.0 billion to our shareholders. A significant portion of this return is expected to be through a substantial issuer bid/tender offer made to all common shareholders to purchase a portion of our outstanding common shares after the closing date of the transaction. Our principal shareholder, Woodbridge, is expected to participate pro rata in the substantial issuer bid/tender offer.

The transaction is expected to close early in the fourth quarter of 2018 and is subject to specified antitrust/competition and financial regulatory approvals and other customary closing conditions. Substantially all required regulatory approvals have been received.

On the closing date of the transaction, Reuters News and the new Financial & Risk partnership will enter into a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum amount of $325 million per year. For the duration of the news agreement, we will grant the Financial & Risk partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

Upon closing of the transaction, our global workforce of 47,000 employees will be split between Thomson Reuters and the Financial & Risk partnership and we have informed staff of their designations. Approximately 20,000 employees will transfer from Thomson Reuters to the new partnership, including staff from our Corporate functions. Corporate staff will be primarily from ET&O and GGO, but will also include staff from our Finance, Human Resources, Legal, Strategy and Communications functions. We continue our planning to operationally separate the two businesses, including our shared technology infrastructure.

The proposed strategic partnership highlights our efforts and the success that we have had investing to stabilize and grow our financial services business over the last several years. We believe that our 45% equity stake in a well-positioned financial business with a strong strategic partner will also allow us to participate in the future upside for the business. We believe that Blackstone brings a deep understanding of the financial services ecosystem and a global footprint, and that it is well-positioned to identify and shape trends in the financial services industry, navigate ongoing industry consolidation and drive further efficiencies in the Financial & Risk business. We also believe that Blackstone has capacity and flexibility to invest for the long-term, both organically and inorganically. Blackstone and the new Financial & Risk partnership believe that through adoption of innovative technologies to increase automation, other efficiency initiatives and effective cost management, they can achieve a cost savings run rate of up to $650 million at the end of the five-year period following the closing of the transaction. A significant portion of these savings are planned to be reinvested in growth initiatives for the Financial & Risk business.

The information in this section is forward-looking and should be read in conjunction with the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Discontinued Operations

Financial & Risk is classified as a discontinued operation for 2018 reporting purposes. To facilitate a comparison with our 2017 results, prior-year period amounts in this management’s discussion and analysis have been restated to conform to the current period’s presentation. See the “Results of Discontinued Operations” section of this management’s discussion and analysis for additional information.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, the performance of the Tax & Accounting segment from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of our operating profit may be further impacted by the timing of our corporate costs, as we expect to incur significant costs to reposition our business following the completion of the Financial & Risk strategic partnership transaction (see the “Outlook” section of this management’s discussion and analysis).

Key Financial Highlights

Below are financial highlights from our second-quarter 2018 results, which are on a continuing operations basis, except where otherwise noted.

	Three months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency
IFRS Financial Measures
Revenues	1,311	1,280	2%
Operating profit	204	218	(6%)
Diluted EPS (includes discontinued operations)	$0.88	$0.27	226%
Cash flow from operations (includes discontinued operations)	803	834	(4%)
Non-IFRS Financial Measures(1)
Revenues	1,311	1,280	2%	2%
Adjusted EBITDA	348	380	(8%)	(8%)
Adjusted EBITDA margin	26.5%	29.7%	(320)bp	(290)bp
Adjusted EPS	$0.17	$0.19	(11%)	(11%)
Free cash flow (includes discontinued operations)	555	580	(4%)

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

Our revenues increased 2% driven by recurring revenue growth. Operating profit, adjusted EBITDA and the related margin declined, largely reflecting costs and investments to reposition our business in anticipation of the separation of Financial & Risk from the rest of the company. Diluted EPS increased primarily due to higher net earnings from the Financial & Risk business because Financial & Risk assets held for sale are not depreciated, and also due to a benefit from fair value adjustments associated with foreign currency derivatives embedded in certain Financial & Risk customer contracts. Adjusted EPS, which excludes discontinued operations among other items, decreased due to lower adjusted EBITDA.

The decrease in cash flow from operations was primarily due to higher interest and tax payments. Free cash flow decreased due to the same factors as cash flow from operations.

In 2018, our priorities are to:

●

Separate the Financial & Risk business from Thomson Reuters. In anticipation of the proposed strategic partnership, we continue to separate our Financial & Risk business and Thomson Reuters into two stand-alone businesses. This involves separating employees, technology infrastructure and supplier contracts, as well as planning to execute transitional services after the closing of the transaction.

●

Reposition Thomson Reuters. As part of our efforts to accelerate the revenue growth of our continuing business, we are repositioning our company by building a more customer-centric operating model. We are focusing on delivering solutions that can apply advanced analytics to the combined data of our company, customers and third parties. We will continue to automate knowledge work by incorporating artificial intelligence, machine learning and cognitive computing. Additionally, as a result of the transaction, we are planning to realign our cost base for our remaining smaller company.

●

Grow through Digital Evolution. We believe that we can drive revenue growth from improved customer analytics and a more effective digital sales model. We plan to build a digital customer experience and sales channel for smaller tax and legal firms that make up a significant portion of our customer base. We are focused on making it easier for customers to buy our products and services. We also are prioritizing investing and expanding our position in the corporate market segment.

2018 Outlook:

We recently reaffirmed our 2018 full-year business outlook that we originally communicated in May 2018. The following table sets forth our 2018 full-year business outlook for our continuing operations. For comparative purposes, 2017 actual amounts provided below have been restated to exclude Financial & Risk, which is classified as a discontinued operation for the full-year 2018.

Total Corporate costs are expected to be between $500 million and $600 million in 2018. In addition to core corporate costs, we expect to incur the following as part of our overall corporate costs:

●

Stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in Financial & Risk, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

●	Costs and investments to reposition the ongoing Thomson Reuters business following the separation of Financial & Risk from the rest of the company.

Non-IFRS Financial Measures(1)	2017 Actual(2)	2018 Outlook
Revenues	$5.3 billion	Low single digit growth (excludes any 2018 payments to Reuters News from Financial & Risk following the closing of the proposed strategic partnership transaction)
Adjusted EBITDA	$1.6 billion	Between $1.2 billion and $1.3 billion (including the corporate costs referred to below)
Total Corporate costs	$244 million	Between $500 million and $600 million (including stranded costs and investments to reposition our company following the separation of the businesses)
Depreciation and amortization of computer software	$496 million	Between $500 million and $525 million
Capital expenditures, as a percentage of revenues	9.9%	Approximately 10% of revenues
Effective tax rate on adjusted earnings	11.4%	Between 14% and 16%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

(2)	Refer to Appendix C for details of our 2017 revenues and adjusted EBITDA as reported in our 2017 annual management’s discussion and analysis, and as revised to exclude our Financial & Risk business.

Our 2018 outlook assumes constant currency rates relative to 2017. The 2018 outlook does not factor in the impact of any acquisitions or divestitures that may occur during the year except for our planned sale of a 55% interest in the Financial & Risk business.

Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

The information in this section is forward-looking and should also be read in conjunction with the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Results of Operations—Continuing Operations

Consolidated results

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
IFRS Financial Measures
Revenues	1,311	1,280	2%		2,690	2,611	3%
Operating profit	204	218	(6%)		472	492	(4%)
Diluted EPS from continuing operations	$0.20	$0.07	186%		$0.44	$0.26	69%
Non-IFRS Financial Measures(1)
Revenues	1,311	1,280	2%	2%	2,690	2,611	3%	2%
Adjusted EBITDA	348	380	(8%)	(8%)	778	795	(2%)	(2%)
Adjusted EBITDA margin	26.5%	29.7%	(320)bp	(290)bp	28.9%	30.4%	(150)bp	(140)bp
Adjusted EBITDA less capital expenditures	217	256	(15%)		468	563	(17%)
Adjusted EBITDA less capital expenditures margin	16.6%	20.0%	(340)bp		17.4%	21.6%	(420)bp
Adjusted EPS	$0.17	$0.19	(11%)	(11%)	$0.44	$0.44	-	-

(1)

Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B for a reconciliation of earnings of continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Foreign currency effects

As set forth in the table above, fluctuations in foreign exchange rates impact our results given our currency mix of revenues and expenses around the world. Average foreign exchange rates for the most significant foreign currencies that we transact in were as follows:

	Three months ended June 30,			Six months ended June 30,
(U.S. dollars per unit, except where noted)	2018	2017	U.S. Dollar Strengthened/ (Weakened) vs. Foreign Currency	2018	2017	U.S. Dollar Strengthened/ (Weakened) vs. Foreign Currency
British pound sterling	1.361	1.279	(6.4%)	1.376	1.259	(9.3%)
Euro	1.192	1.100	(8.4%)	1.210	1.083	(11.7%)
Japanese yen (100)	0.916	0.900	(1.8%)	0.920	0.890	(3.4%)
Canadian dollar	0.775	0.744	(4.2%)	0.783	0.750	(4.4%)

Revenues

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	981	944	4%	4%	1,990	1,899	5%	4%
Transactions revenues	157	159	(1%)	(2%)	357	362	(1%)	(2%)
Print revenues	175	179	(2%)	(4%)	347	353	(2%)	(3%)
Eliminations	(2)	(2)			(4)	(3)
Revenues	1,311	1,280	2%	2%	2,690	2,611	3%	2%

In both periods, revenues increased in total and in constant currency. The increases were due to higher recurring revenues, which more than offset declines in transaction and print revenues.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit decreased in both periods as higher expenses more than offset higher revenues.

Adjusted EBITDA and the related margin declined due to the same factors as operating profit.

In both periods, adjusted EBITDA less capital expenditures and the related margin decreased due to lower adjusted EBITDA and higher capital expenditures, which were partly timing related.

Operating expenses

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Operating expenses	964	899	7%	6%	1,916	1,810	6%	4%
Remove fair value adjustments(1)	(1)	1			(4)	6
Operating expenses, excluding fair value adjustments	963	900	7%	6%	1,912	1,816	5%	4%

(1)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis in the second quarter and six-month period primarily due to costs and investments incurred to reposition our business in anticipation of the separation of Financial & Risk from the rest of the company, including acceleration of digital strategies, organizational design initiatives and severance. The increase in expenses also reflected higher employee-related expenses, costs associated with new products, and charges associated with a long-term contract in Tax & Accounting’s Government business.

Depreciation and amortization

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2018	2017	Change	2018	2017	Change
Depreciation	29	34	(15%)	59	62	(5%)
Amortization of computer software	100	93	8%	198	189	5%
Subtotal	129	127	2%	257	251	2%
Amortization of other identifiable intangible assets	28	35	(20%)	57	70	(19%)

●

Depreciation and amortization of computer software on a combined basis increased in both periods as expenses associated with capital spending were higher than reductions from the completion of depreciation and amortization of assets acquired or developed in previous years.

●	Amortization of other identifiable intangible assets decreased in both periods primarily due to the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains (losses), net

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Other operating gains (losses), net	14	(1)	12	12

In both periods of 2018, other operating gains, net, included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with our principal shareholder, Woodbridge (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). In the six-month period of 2017, other operating gains, net, included gains on investments.

Net interest expense

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2018	2017	Change	2018	2017	Change
Net interest expense	81	89	(9%)	159	181	(12%)

Net interest expense decreased in both periods as certain long-term debt obligations were refinanced with commercial paper and credit facility borrowings, which bear lower interest rates.

Other finance (income) costs

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Other finance (income) costs	(14)	60	(21)	88

Other finance (income) costs included losses related to changes in foreign exchange contracts and gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The significant change in both periods of 2018 reflects the settlement of certain of these arrangements in the second half of 2017, as well as changes in foreign exchange rates.

Tax (benefit) expense

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Tax (benefit) expense	(3)	15	24	26

The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax (benefit) expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax (benefit) expense that impact comparability from period to period, including tax (benefit) expense associated with items that are removed from adjusted earnings:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Tax (benefit) expense
Tax items impacting comparability:
Corporate tax rates(1)	(14)	1	(14)	1
Deferred tax adjustments	-	5	2	5
Subtotal	(14)	6	(12)	6
Tax related to:
Fair value adjustments	-	(3)	-	(2)
Amortization of other identifiable intangible assets	(6)	(8)	(12)	(19)
Other items	-	(7)	1	1
Subtotal	(6)	(18)	(11)	(20)
Total	(20)	(12)	(23)	(14)

(1)	Relates to changes in U.S. state deferred tax liabilities resulting from changes in apportionment factors and the proposed Financial & Risk strategic partnership transaction.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Tax (benefit) expense	(3)	15	24	26
Remove: Items from above impacting comparability	20	12	23	14
Other adjustment:
Interim period effective tax rate normalization(1)	2	(3)	(2)	2
Total tax expense on adjusted earnings	19	24	45	42

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments in regard to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Earnings and diluted EPS from continuing operations

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2018	2017	Change	2018	2017	Change
Earnings from continuing operations	142	47	202%	314	192	64%
Diluted EPS from continuing operations	$0.20	$0.07	186%	$0.44	$0.26	69%

Earnings from continuing operations and the related per share amounts increased in both periods primarily due to benefits from other finance costs. Additionally, diluted EPS in the six-month period benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Adjusted earnings and adjusted EPS

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and share data)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Net earnings	657	206	219%		346	520	(33%)
Adjustments to remove:
Fair value adjustments	1	(1)			4	(6)
Amortization of other identifiable intangible assets	28	35			57	70
Other operating (gains) losses, net	(14)	1			(12)	(12)
Other finance (income) costs	(14)	60			(21)	88
Share of post-tax (earnings) losses in equity method investments	(2)	7			(4)	5
Tax on above items(1)	(6)	(18)			(11)	(20)
Tax items impacting comparability(1)	(14)	6			(12)	6
Earnings from discontinued operations, net of tax	(515)	(159)			(32)	(328)
Interim period effective tax rate normalization(1)	(2)	3			2	(2)
Dividends declared on preference shares	-	-			(1)	(1)
Adjusted earnings	119	140	(15%)		316	320	(1%)
Adjusted EPS	$0.17	$0.19	(11%)	(11%)	$0.44	$0.44	-	-
Diluted weighted-average common shares (millions)	710.1	722.5			710.8	725.4

(1)	See the “Tax (benefit) expense” section above for additional information.

Adjusted earnings and the related per share amount decreased in the second quarter primarily due to lower adjusted EBITDA. In the six-month period, adjusted earnings decreased slightly and the related per share amount was unchanged due to a benefit from lower outstanding common shares due to share repurchases.

Segment results

The following is a discussion of our three reportable segments for our continuing business for the three and six months ended June 30, 2018: Legal, Tax & Accounting and Reuters News. Beginning in the first quarter of 2018, Reuters News became a reportable segment. The Regulatory Intelligence and Compliance Learning businesses, which were previously reported as part of Financial & Risk business and generated approximately $69 million of annual revenues in 2017, will be retained after the closing of the proposed transaction and are now reported as part of the Legal segment.

We assess the performance of our reportable segments as follows:

Revenues

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”). We also analyze our revenue by three types, recurring, transactions and print, reflecting the nature of our business model. While much of our print revenues are recurring, we segregate our revenues from print products to highlight that our print revenues are steadily declining due to our customers’ preference for online products.

Segment adjusted EBITDA and segment adjusted EBITDA margin

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

●	Segment adjusted EBITDA margin is segment adjusted EBITDA expressed as a percentage of revenues.

Our “Corporate” category includes expenses for corporate functions.

Legal

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	640	613	4%	4%	1,277	1,217	5%	4%
Transactions revenues	79	77	3%	-	155	154	1%	(1%)
Print revenues	163	168	(3%)	(5%)	322	328	(2%)	(4%)
Revenues	882	858	3%	2%	1,754	1,699	3%	2%
Segment adjusted EBITDA	321	325	(1%)	(2%)	640	639	-	-
Segment adjusted EBITDA margin	36.4%	37.9%	(150)bp	(140)bp	36.5%	37.6%	(110)bp	(100)bp

Revenues increased 2% on a constant currency basis in both periods as growth in recurring revenues, which comprise the majority of Legal’s revenues, more than offset the decline in print revenues. Transactions revenues, on a constant currency basis, were unchanged in the second quarter and declined slightly in the six-month period. Excluding print, Legal’s revenues increased 4% in the second quarter and in the six-month period.

Revenue performance by line of business in constant currency was as follows:	Second Quarter 2018 Revenues by Line of Business

●   Global Solutions revenues include non-U.S. legal information and global software and services businesses. Global Solutions revenues increased 6% and 5% in the second quarter and six-month period, respectively, driven by 7% growth in recurring revenues (81% of the Global Solutions business) in both periods. Recurring revenue growth was partly offset by lower transactions revenues, which declined 1% in the second quarter and 2% in the six-month period, respectively. Revenues increased for U.K. Practical Law, FindLaw, Investigative & Public Records, and Elite, while revenues in Legal Managed Services were lower;

●   U.S. Online Legal Information revenues increased 2% in both periods, due to growth in U.S. Practical Law; and

●   Print revenues, which include U.S. and international print businesses, decreased 5% in the second quarter and 4% in the six-month period despite the contribution from a business acquired in the first quarter. For the full year, we expect Legal’s print revenues will decline approximately 6% organically, similar to the declines experienced in recent years.

Legal’s segment adjusted EBITDA and the related margin decreased on a constant currency basis in the second quarter as higher revenues were more than offset by higher expenses. The increase in expenses included product and marketing investments related to the July 2018 launch of Westlaw Edge, a new legal research platform that utilizes advanced artificial intelligence, as well as higher employee-related costs to support growth and efficiency initiatives. Segment adjusted EBITDA was essentially unchanged in the six-month period and the decrease in the related margin reflected the same factors as the second quarter.

Tax & Accounting

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	277	269	3%	4%	587	557	5%	6%
Transactions revenues	70	70	-	-	184	185	(1%)	(1%)
Print revenues	12	11	9%	9%	25	25	-	-
Revenues	359	350	3%	4%	796	767	4%	4%
Segment adjusted EBITDA	91	103	(12%)	(10%)	238	244	(2%)	(1%)
Segment adjusted EBITDA margin	25.3%	29.4%	(410)bp	(380)bp	29.9%	31.8%	(190)bp	(160)bp

Revenues increased 4% on a constant currency basis in both periods driven by growth in recurring revenues, which comprise the majority of Tax & Accounting’s revenues. In the second quarter, transactions revenues were essentially unchanged and print revenues increased. In the six-month period, transactions revenues decreased and print revenues were unchanged.

Recurring revenue growth in the second quarter included a 1% negative impact from the January 1, 2018 adoption of a new accounting standard, IFRS 15. IFRS 15 did not impact total revenue growth in either period and we expect a nominal impact from the accounting standard on Tax & Accounting’s revenues for the full year.

Revenue performance by line of business in constant currency was as follows:

●   Corporate includes revenues from federal, state, local and international tax compliance, planning and management software and services. Corporate revenues increased 2% and 4% in the second quarter and six-month period, respectively, primarily due to growth in the ONESOURCE global tax compliance solutions and higher revenues in Latin America;

●   Professional includes revenues from tax, accounting, payroll, document management, and practice management software and services. Professional revenues increased 10% and 8% in the second quarter and six-month period, respectively, primarily from growth in CS Professional Suite solutions for accounting firms and higher revenues in Latin America;

●   Knowledge Solutions includes revenues from information, research, and certified professional education tools for tax and accounting professionals. Knowledge Solutions revenues increased 1% in the second quarter and six-month period, respectively, due to growth in Checkpoint revenues; and

●   Government, which represents only 3% of Tax & Accounting’s revenues, includes integrated property tax management and land registry solutions. Government revenues increased 5% and 2% in the second quarter and six-month period, respectively.

Second Quarter 2018 Revenues by Line of Business

Tax & Accounting’s segment adjusted EBITDA and the related margins decreased on a constant currency basis in both the second quarter and six-month period as the impact of higher expenses more than offset higher revenues. The increase in expenses in both periods reflected charges on a long-term contract in the Government business as well as higher technology and employee-related expenses.

Tax & Accounting is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance. We expect Tax & Accounting’s full-year 2018 margin to be in line with, or marginally higher than the prior year.

Reuters News

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	64	62	3%	(2%)	126	125	1%	(4%)
Transactions revenues	8	12	(33%)	(25%)	18	23	(22%)	(17%)
Revenues	72	74	(3%)	(5%)	144	148	(3%)	(6%)
Segment adjusted EBITDA	8	9	(11%)	(22%)	16	22	(27%)	(32%)
Segment adjusted EBITDA margin	11.1%	12.2%	(110)bp	(210)bp	11.1%	14.9%	(380)bp	(410)bp

In both periods, revenues decreased on a constant currency basis primarily due to lower transactions revenues. Recurring revenues, which comprise the majority of Reuters News’ revenues, also declined slightly on a constant currency basis.

Segment adjusted EBITDA and the related margin for Reuters News decreased on a constant currency basis due to lower revenues.

Reuters News currently supplies news and editorial content to Financial & Risk. The costs to produce this content are currently allocated to our Financial & Risk business and therefore are included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Upon the closing of the strategic partnership transaction, Reuters News will report these costs as part of its adjusted EBITDA. At the same time, Reuters News will begin to recognize revenue of $325 million per year under a new 30-year agreement to continue to supply news and editorial content to the Financial & Risk partnership. The revenue is expected to be largely offset by the associated expenses within the results of Reuters News.

Corporate costs

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Corporate costs	72	57	116	110

The increase in corporate costs reflected investments to reposition our business in anticipation of the separation of Financial & Risk from the rest of our company, including acceleration of digital strategies, organizational design initiatives and severance.

Results of Discontinued Operations

Earnings from discontinued operations, net of tax, includes the following:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Financial & Risk	521	154	39	326
Intellectual Property & Science (IP & Science)	(6)	5	(7)	2
Earnings from discontinued operations, net of tax	515	159	32	328

In the second quarter of 2018, earnings from the discontinued operations of Financial & Risk increased primarily because there was no depreciation and amortization expense, as assets held for sale are not depreciated. Earnings from discontinued operations also included a significant benefit from fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. Higher revenues also contributed.

In the six-month period of 2018, earnings from the discontinued operations of Financial & Risk reflected an $812 million deferred tax charge, most of which was recorded in the first quarter of 2018, associated with the proposed sale of a 55% interest in that business. A deferred tax benefit of $32 million was recorded in the second quarter due to a revision in estimate. These deferred taxes were not required before 2018 as the business was not considered held for sale until January 2018. The company estimates that a cash tax payment of approximately $300 million will arise later in 2018 in connection with the closing of the transaction, with the remainder deferred until such time as our company disposes of its 45% interest in the new partnership. The current and deferred tax consequences of the divestiture could vary significantly depending on the ultimate structure of the transaction.

Excluding the impact of the tax charge, the results of discontinued operations increased in the six-month period reflecting the benefit from the treatment of depreciation, as well as a benefit from fair value adjustments and higher revenues.

Refer to the “Financial & Risk” section below for additional details.

Amounts related to our former IP & Science business include residual expense and income items that were borne by our company following the sale in October 2016.

Financial & Risk

Due to the continuing significance of the Financial & Risk business to our company, supplemental information about its performance is provided below. Following the closing of the strategic partnership transaction, we plan to continue to provide this information as well as information related to Financial & Risk’s debt, which will be incurred at the partnership level to finance part of the transaction.

	Three months ended June 30,				Six months ended June 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	1,197	1,161	3%	2%	2,409	2,311	4%	2%
Transactions revenues	239	224	7%	7%	491	439	12%	10%
Recoveries revenues	117	116	1%	(3%)	236	236	-	(4%)
Revenues	1,553	1,501	3%	2%	3,136	2,986	5%	3%
Segment adjusted EBITDA	472	458	3%	4%	998	919	9%	7%
Segment adjusted EBITDA margin	30.4%	30.5%	(10)bp	50bp	31.8%	30.8%	100bp	120bp
Cash flow from operations	451	452	-		661	522	27%
Free cash flow(1)	289	313	(8%)		380	269	41%
Capital expenditures	138	117	18%		246	222	11%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

Revenues increased 2% on a constant currency basis in the second quarter as 3% organic growth was partly offset by a 1% negative impact from the January 1, 2018 adoption of IFRS 15, all of which impacted transaction revenues. In the six-month period, revenues increased 3% in constant currency, all of which was organic. The revenue increases in both periods were due to growth in recurring and transactions revenues including the negative impact of IFRS 15. Organically, transactions revenues increased 14% and 15% in the second quarter and six-month period, respectively, primarily due to growth in Tradeweb and higher foreign exchange trading revenues.

Segment adjusted EBITDA and the related margin increased on a constant currency basis in both periods as higher revenues more than offset higher expenses. The second quarter included $39 million of costs to separate Financial & Risk from Thomson Reuters. Excluding these costs, segment adjusted EBITDA increased 13% and the margin increased 300bp in the second quarter. In the six-month period, segment adjusted EBITDA included $44 million of costs to separate Financial & Risk from Thomson Reuters. Excluding these costs, segment adjusted EBITDA increased 11% and the margin increased 260bp in the six-month period. Foreign currency negatively impacted segment adjusted EBITDA margin by 60bp and 20bp in the second quarter and six-month period, respectively, compared to the prior-year periods.

Cash flow from operations was essentially unchanged in the second quarter, but increased in the six-month period due to higher segment adjusted EBITDA and because the prior-year period included higher severance payments. Free cash flow decreased in the second quarter due to higher capital expenditures, but increased in the six-month period, reflecting the same factors as cash flow from operations, which were partly offset by higher capital expenditures.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper programs and credit facilities. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

We expect to receive approximately $17.0 billion in gross proceeds at the closing of our proposed transaction to create a strategic partnership and sell a 55% interest in our Financial & Risk business (subject to purchase price adjustments). We plan to take a balanced approach regarding the use of these proceeds. We expect to use between $1.5 billion and $2.5 billion for cash taxes, pension contributions, bond redemption costs and other fees and outflows related to the transaction, which includes $500 million to $600 million to reduce our cost base and make investments to reposition our company following the separation of Financial & Risk from the company. We expect to deploy the balance of the proceeds to return capital to our shareholders, repay debt and fund acquisitions (see the “Executive Summary - Proposed Financial & Risk Strategic Partnership” section of this management’s discussion and analysis for additional information). While we will continue to focus on driving organic revenue growth, we plan to supplement our capital strategy to drive growth through focused acquisitions to bolster our position in key growth segments.

Cash flow

Summary of consolidated statement of cash flow

The following discussion relates to the total cash flows of our business, including discontinued operations.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2018	2017	$ Change	2018	2017	$ Change
Net cash provided by operating activities	803	834	(31)	1,222	466	756
Net cash used in investing activities	(225)	(220)	(5)	(539)	(595)	56
Net cash used in financing activities	(178)	(651)	473	(308)	(1,477)	1,169
Increase (decrease) in cash and bank overdrafts	400	(37)	437	375	(1,606)	1,981
Translation adjustments	(13)	3	(16)	(12)	5	(17)
Cash and bank overdrafts at beginning of period	844	800	44	868	2,367	(1,499)
Cash and bank overdrafts at end of period	1,231	766	465	1,231	766	465
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	879	771	108	879	771	108
Cash and cash equivalents in assets held for sale	356	-	356	356	-	356
Bank overdrafts	(4)	(5)	1	(4)	(5)	1

Operating activities. Net cash provided by operating activities decreased in the second quarter, primarily due to higher interest and tax payments, partly due to timing. Net cash provided by operating activities increased in the six-month period primarily because the prior-year period included a $500 million pension contribution and higher severance payments. In both periods, favorable working capital movements also contributed.

Investing activities. Net cash used in investing activities increased slightly in the second quarter due to higher capital expenditures. Net cash used in investing activities decreased in the six-month period as lower acquisition spending more than offset higher capital expenditures. Both periods included the proceeds from the sale of a building. In the six-month period of 2018, acquisition spending was $27 million compared to $183 million in the prior-year period. The acquisition spending in the prior-year period occurred primarily within the Financial & Risk business, which is classified as a discontinued operation.

Financing activities. Net cash used in financing activities decreased in the second quarter and six-month period as the current periods included net borrowings of debt, while the prior-year periods included net repayments of debt. Additionally, the six-month period included lower share repurchases. We returned $0.6 billion (2017 - $0.5 billion) and $0.8 billion (2017 - $1.1 billion) to our common shareholders through dividends and share repurchases in the second quarter and six-month period, respectively.

Additional information about our debt, dividends and share repurchases is as follows:

●

Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $2.0 billion during the six-month period of 2018, of which $1.7 billion was outstanding at June 30, 2018.

●	Credit facilities. The company has two credit facilities available:

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The $2.4 billion credit facility matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper programs). In the six-month period of 2018, we borrowed and repaid $370 million under this credit facility. There were no borrowings under this credit facility at June 30, 2018. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. We may request an increase in the lenders’ commitments up to a maximum amount of $3.0 billion, subject to approval by applicable lenders.

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The $1.5 billion credit facility is comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility that expires on November 21, 2018. We had no borrowings under the term loan facility, which was available to fund acquisitions up to June 30, 2018. In the six-month period of 2018, we borrowed $1.0 billion and repaid $0.5 billion under this credit facility. The revolving credit facility may be used for general corporate purposes up to the expiration date. The cost of borrowing was priced at LIBOR plus 87.5 basis points.

In the event that our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facilities and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facilities. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreements (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreements) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2018.

●

Debt shelf prospectus. In July 2018, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

●	Long-term debt. We repaid the following notes in the six months ended June 30, 2017:

Month/Year	Transaction	Principal Amount (in millions)
Notes repaid
February 2017	1.30% Notes, due 2017	US$550

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

Following the announcement of our proposed Financial & Risk strategic partnership transaction, several ratings agencies announced that our credit ratings were on negative watch. Our credit ratings have not changed in 2018 and through the date of this management’s discussion and analysis. However, in July 2018, Standard and Poor’s indicated that they will downgrade our long-term debt from BBB+ to BBB once the Financial & Risk transaction is consummated. Standard and Poor’s also affirmed, and removed from negative watch, our A-2 short-term credit rating. Our credit ratings continue to be subject to change in the future as a result of the proposed transaction or otherwise.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Watch	Negative Watch(1)	Stable	Negative Watch

(1)	Relates only to long-term debt.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
Dividends declared per share	$0.345	$0.345	$0.69	$0.69

Dividends declared	245	249	490	500
Dividends reinvested	(6)	(8)	(15)	(17)
Dividends paid	239	241	475	483

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are effected under a normal course issuer bid (NCIB). In May 2018, we renewed our NCIB for an additional 12 months. Under the renewed NCIB, we may repurchase up to 35.5 million common shares between May 30, 2018 and May 29, 2019 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX. In the six-month period of 2017, we privately repurchased 6.0 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Share repurchases (millions of U.S. dollars)	359	294	359	578
Shares repurchased (number in millions)	9.1	6.7	9.1	13.5
Share repurchases—average price per share in U.S. dollars	$39.54	$43.73	$39.54	$42.70

In the second quarter of 2018, we announced that we may buy back of up to $1.5 billion of our shares under the company’s NCIB. Any repurchases in 2018 under the NCIB program prior to the closing of the proposed Financial & Risk transaction will be included in the contemplated $9.0 billion to $10.0 billion of returns to shareholders mentioned earlier in this management’s discussion and analysis. As noted earlier, a significant portion of these returns are expected to be through a substantial issuer bid/tender offer, which may be at a premium to the then-current market price of the company’s shares. Our principal shareholder, Woodbridge, is expected to participate pro rata in the substantial issuer bid/tender offer.

Decisions regarding any future repurchases will depend on the timing of the closing of the proposed strategic partnership transaction and other factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. In June 2018, we entered into such a plan with our broker. In connection with the remaining portion of this plan, we recorded a $967 million liability in “Other financial liabilities” within current liabilities at June 30, 2018 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Free cash flow

The following discussion relates to the total cash flows of our business, including discontinued operations.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Net cash provided by operating activities	803	834	1,222	466
Capital expenditures	(131)	(124)	(310)	(232)
Proceeds from disposals of property and equipment	27	-	27	-
Capital expenditures from discontinued operations	(138)	(117)	(246)	(222)
Other investing activities	18	9	18	15
Dividends paid on preference shares	-	-	(1)	(1)
Dividends paid to non-controlling interests from discontinued operations	(24)	(22)	(35)	(31)
Free cash flow	555	580	675	(5)

Free cash flow decreased in the second quarter primarily due to lower cash flow from operating activities. Despite higher capital expenditures in the six-month period, free cash flow increased due to significantly higher cash flow from operating activities.

Financial position

Our total assets were $27.0 billion at June 30, 2018, an increase of $0.5 billion from December 31, 2017. The increase was primarily due to higher cash and cash equivalents, which reflected timing of borrowings and repayments of commercial paper and capital expenditures. These increases were partly offset by depreciation of fixed assets and amortization of computer software and other identifiable intangible assets.

At June 30, 2018, the carrying amounts of our total current liabilities (excluding liabilities held for sale) exceeded the carrying amounts of our total current assets (excluding assets held for sale) by $3.3 billion. Of this amount, current liabilities included $2.6 billion of current indebtedness, most of which we expect to repay with the proceeds from the proposed strategic partnership transaction. We believe that we can refinance this amount at any time if needed. Current liabilities also include $0.8 billion of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe this portion of our negative working capital position at June 30, 2018 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	June 30,	December 31,
(millions of U.S. dollars)	2018	2017
Current indebtedness	2,595	1,644
Long-term indebtedness	4,936	5,382
Total debt	7,531	7,026
Swaps	305	246
Total debt after swaps	7,836	7,272
Remove fair value adjustments for hedges(2)	19	9
Total debt after currency hedging arrangements	7,855	7,281
Remove transaction costs and discounts included in the carrying value of debt	55	59
Less: cash and cash equivalents(3)	(879)	(874)
Less: cash and cash equivalents in assets held for sale(4)	(356)	-
Net debt	6,675	6,466

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)

Includes cash and cash equivalents of $20 million and $126 million at June 30, 2018 and December 31, 2017, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

(4)	Includes $109 million of cash and cash equivalents at June 30, 2018 that is not available for general use by our company due to the same restrictions described in note (3) above.

At June 30, 2018, our total debt position (after swaps) was $7.8 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. Our next scheduled long-term debt maturity does not occur until May 2019. At June 30, 2018, the average maturity of our term debt (total debt excluding commercial paper and credit facilities) was approximately nine years at an average interest rate (after swaps) of less than 5%. We currently intend to use between $3.0 billion and $4.0 billion of the proceeds from the proposed Financial & Risk strategic partnership transaction to repay debt. If we repay that amount after closing, we would remain well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2017 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the six months ended June 30, 2018.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2017 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our 2018 full-year business outlook that was first communicated in May 2018. Consistent with prior years, our guidance is provided before currency. Our outlook for revenue growth and adjusted EBITDA:

●	Assumes constant currency rates relative to 2017;
●	Excludes the Financial & Risk business, which has been classified as a discontinued operation; and
●	Does not factor in the impact of acquisitions or divestitures that may occur during the year except for the company’s planned sale of a 55% interest in the Financial & Risk business.

The following table sets forth our 2018 financial outlook for revenue growth and adjusted EBITDA, as well as the material assumptions and the material risks that may cause actual performance to differ materially from our expectations for those measures.

Revenues expected to grow low single digits (excludes any 2018 payments to Reuters News from Financial & Risk following the closing of the proposed strategic partnership transaction)
Material assumptions	Material risks

●     Gross domestic product (GDP) growth in most of the countries where we operate

●     Continued demand for products and services that help customers navigate changing geopolitical, economic and regulatory environments

●     An increase in demand for information and workflow solutions

●     Accelerated growth in Legal & Tax & Accounting businesses due to increased focus

●     Global economic uncertainty due to factors including continued regulatory reform around the world, changes in the political environment may limit business opportunities for our customers, lowering their demand for our products and services

●    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

●    Pressure on certain customers, in developed markets in particular, may constrain the number of professionals employed

●    Competitive pricing actions could impact our revenues

●     Our sales and product initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA to be between $1.2 billion and $1.3 billion (including the corporate costs referred to below)
Material assumptions	Material risks

●    Revenues expected to grow at low single digits

●     Business mix continues to shift to higher-growth product offerings

●     Continued investment in growth markets, customer service, product development and digital capabilities

●     The proposed Financial & Risk strategic partnership transaction closes early in the fourth quarter of 2018

●     The costs to separate the Financial & Risk business from Thomson Reuters, as well as our ability to reduce our cost base, are in line with our estimates

●    Same as the risks above related to the revenue outlook

●     The costs of required investments exceed expectations or actual returns are below expectations

●     Acquisition and disposal activity may dilute adjusted EBITDA

●     We are unable to close the proposed Financial & Risk strategic partnership transaction, or the closing may take longer than expected

●     Our estimate of costs to separate our businesses as well as our estimates regarding the reduction of our cost base may be inaccurate

For the full year of 2018, we expect corporate costs to be between $500 million and $600 million and that they will increase over the balance of the year. The 2018 estimate is comprised of:

●	Approximately $140 million of core corporate costs;
●

Approximately $150 million of stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in Financial & Risk, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

●

Between $200 million and $300 million for investments to reposition the ongoing Thomson Reuters business following the separation of Financial & Risk from the rest of the company, including reducing the stranded costs, replacing operating and technology capabilities lost through the sale of a 55% interest in Financial & Risk, and investments to better position Thomson Reuters for the future.

Additionally, we expect that our corporate costs in 2019 and 2020 will be impacted by the following:

●	Stranded costs should gradually decline to approximately $100 million in 2019 and to $50 million or less by the end of 2020; and
●	In 2019, we expect to spend an additional $250 million to $300 million to separate and reposition the remaining business.

We expect depreciation and amortization of computer software to be between $500 million and $525 million, capital expenditures to approximate 10% of revenues, and our 2018 effective tax rate to be between 14% and 16%, assuming no material changes in current tax laws or treaties to which we are subject. Our expectation for the full-year tax rate reflects the impact of anticipated spending in the second half of 2018 to separate and reposition our business in connection with the disposition of a 55% interest in the Financial & Risk business.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2018 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

Related Party Transactions

As of August 7, 2018, Woodbridge beneficially owned approximately 64% of our shares.

In April 2018, we sold a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $16 million within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Except for the above transaction, there were no new significant related party transactions during the six months ended June 30, 2018. Please refer to the “Related Party Transactions” section of our 2017 annual management’s discussion and analysis, which is contained in our 2017 annual report, as well as note 29 of our 2017 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

There were no material events occurring after June 30, 2018 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2017 annual management’s discussion and analysis, which is contained in our 2017 annual report, as well as notes 1 and 2 of our consolidated interim financial statements for the three and six months ended June 30, 2018, for information regarding changes in accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2017 annual management’s discussion and analysis, which is contained in our 2017 annual report, for additional information, as well as note 3 of our consolidated interim financial statements for the three and six months ended June 30, 2018, for information regarding changes on our critical accounting judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiative which impacts our financial reporting:

●

We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Additionally, when the Financial & Risk strategic partnership transaction closes, the company will separate its Financial & Risk business from the rest of its business. The separation is expected to include the transfer of a significant number of employees who perform accounting and reporting functions. While management does not anticipate material changes in key controls over our financial reporting processes, a number of key controls will be performed under transition service arrangements between Thomson Reuters and the Financial & Risk strategic partnership.

Share capital

As of August 7, 2018, we had outstanding 700,087,362 common shares, 6,000,000 Series II preference shares, 10,948,191 stock options and a total of 5,305,233 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2017 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov. These filings also include additional information about our proposed Financial & Risk strategic partnership.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about the proposed Financial & Risk strategic partnership transaction (including the anticipated timing of the closing of the transaction and the expected uses of proceeds from the transaction), the “Outlook” and “Executive Summary” sections, and statements regarding our Legal print business and our Tax & Accounting segment’s full-year adjusted EBITDA margin. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2017 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that a transaction involving all or part of the Financial & Risk business will be completed or that the events described in any other forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2018. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of our Financial & Risk business, which was reported as a discontinued operation.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations, or for Financial & Risk, earnings from discontinued operations, before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations
Adjusted earnings and adjusted EPS

Net earnings and per share:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by (used in) operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by (used in) operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three and six months ended June 30, 2018 and 2017.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except margins)	2018	2017	Change	2018	2017	Change
Earnings from continuing operations	142	47	202%	314	192	64%
Adjustments to remove:
Tax (benefit) expense	(3)	15		24	26
Other finance (income) costs	(14)	60		(21)	88
Net interest expense	81	89		159	181
Amortization of other identifiable intangible assets	28	35		57	70
Amortization of computer software	100	93		198	189
Depreciation	29	34		59	62
EBITDA	363	373		790	808
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(2)	7		(4)	5
Other operating (gains) losses, net	(14)	1		(12)	(12)
Fair value adjustments	1	(1)		4	(6)
Adjusted EBITDA	348	380	(8%)	778	795	(2%)
Deduct: Capital expenditures	(131)	(124)		(310)	(232)
Adjusted EBITDA less capital expenditures	217	256	(15%)	468	563	(17%)
Adjusted EBITDA margin	26.5%	29.7%	(320)bp	28.9%	30.4%	(150)bp
Adjusted EBITDA less capital expenditures margin	16.6%	20.0%	(340)bp	17.4%	21.6%	(420)bp

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended June 30,
			Change
(millions of U.S. dollars)	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal	882	858	3%	1%	2%
Tax & Accounting	359	350	3%	(1%)	4%
Reuters News	72	74	(3%)	2%	(5%)
Eliminations	(2)	(2)
Consolidated revenues	1,311	1,280	2%	-	2%

	Three months ended June 30,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal	321	325	(1%)	1%	(2%)
Tax & Accounting	91	103	(12%)	(2%)	(10%)
Reuters News	8	9	(11%)	11%	(22%)
Corporate	(72)	(57)	n/a	n/a	n/a
Consolidated adjusted EBITDA	348	380	(8%)	-	(8%)

Adjusted EBITDA Margin
Legal	36.4%	37.9%	(150)bp	(10)bp	(140)bp
Tax & Accounting	25.3%	29.4%	(410)bp	(30)bp	(380)bp
Reuters News	11.1%	12.2%	(110)bp	100bp	(210)bp
Corporate	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	26.5%	29.7%	(320)bp	(30)bp	(290)bp

	Three months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	964	899	7%	1%	6%
Consolidated adjusted EPS	$0.17	$0.19	(11%)	-	(11%)

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

	Six months ended June 30,
			Change
(millions of U.S. dollars)	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal	1,754	1,699	3%	1%	2%
Tax & Accounting	796	767	4%	-	4%
Reuters News	144	148	(3%)	3%	(6%)
Eliminations	(4)	(3)
Consolidated revenues	2,690	2,611	3%	1%	2%

	Six months ended June 30,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal	640	639	-	-	-
Tax & Accounting	238	244	(2%)	(1%)	(1%)
Reuters News	16	22	(27%)	5%	(32%)
Corporate	(116)	(110)	n/a	n/a	n/a
Consolidated adjusted EBITDA	778	795	(2%)	-	(2%)

Adjusted EBITDA Margin
Legal	36.5%	37.6%	(110)bp	(10)bp	(100)bp
Tax & Accounting	29.9%	31.8%	(190)bp	(30)bp	(160)bp
Reuters News	11.1%	14.9%	(380)bp	30bp	(410)bp
Corporate	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	28.9%	30.4%	(150)bp	(10)bp	(140)bp

	Six months ended June 30,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	1,916	1,810	6%	2%	4%
Consolidated adjusted EPS	$0.44	$0.44	-	-	-

Reconciliation of earnings from discontinued operations to Financial & Risk adjusted EBITDA

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except margins)	2018	2017	Change	2018	2017	Change
Earnings from discontinued operations	515	159	224%	32	328	(90%)
Adjustments to remove:
Tax expense (benefit)	18	(10)		886	(12)
Other finance (income) costs	(5)	31		-	30
Net interest expense	2	6		6	7
Amortization of other identifiable intangible assets	-	85		28	169
Amortization of computer software	-	75		30	159
Depreciation	-	43		14	87
EBITDA	530	389		996	768
Adjustments to remove:
Other operating losses, net	19	20		60	29
Fair value adjustments	(83)	54		(65)	124
IP & Science discontinued operations	6	(5)		7	(2)
Financial & Risk discontinued operations adjusted EBITDA	472	458	3%	998	919	9%
Adjusted EBITDA margin	30.4%	30.5%	(10)bp	31.8%	30.8%	100bp

Reconciliation of operating cash flows from discontinued operations to Financial & Risk free cash flow

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Operating cash flows from discontinued operations	451	444	661	473
Remove: Operating cash flows - IP & Science discontinued operations	-	8	-	49
Capital expenditures from discontinued operations	(138)	(117)	(246)	(222)
Dividends paid to non-controlling interests from discontinued operations	(24)	(22)	(35)	(31)
Free cash flow - Financial & Risk discontinued operations	289	313	380	269

Appendix C

Supplemental Financial Information (unaudited)

The following supplemental financial information provides revised 2017 full-year and quarterly business segment information excluding the Financial & Risk business, which was classified as a discontinued operation beginning in the first quarter of 2018. The information provided illustrates our business on a continuing operations basis. As it includes certain estimates, periods subsequent to June 30, 2017 are subject to revision until the proposed Financial & Risk transaction is completed.

Revised Business Segment Information (Excluding the Financial & Risk Segment)

	Year ended December 31, 2017	Adjustments			Year ended December 31, 2017
(millions of U.S. dollars, except for per share amounts)	Previously Reported	Remove Financial & Risk Segment Results	Add Back Retained Businesses(3)	Other Adjustments(4)	Revised Excluding Financial & Risk
Revenues
Financial & Risk	6,112	(6,112)	-	-	-
Legal	3,390	-	69	-	3,459
Tax & Accounting	1,551	-	-	-	1,551
Reuters News(1)	296	-	-	-	296
Eliminations	(16)	7	-	-	(9)
Revenues from continuing operations	11,333	(6,105)	69	-	5,297

Adjusted EBITDA(2)
Financial & Risk	1,916	(1,916)	-	-	-
Legal	1,279	-	28	-	1,307
Tax & Accounting	495	-	-	-	495
Reuters News(1)	27	-	-	-	27
Corporate	(280)	-	-	36	(244)
Consolidated adjusted EBITDA	3,437	(1,916)	28	36	1,585

Adjusted earnings(2)
Adjusted EBITDA	3,437	(1,916)	28	36	1,585
Depreciation and amortization of computer software	(995)	581	(10)	(72)	(496)
Adjustments:
Interest	(362)	-	-	4	(358)
Tax	(205)	121	(2)	3	(83)
Non-controlling interests	(64)	-	-	64	-
Dividends declared on preference shares	(2)	-	-	-	(2)
Adjusted earnings	1,809	(1,214)	16	35	646
Adjusted EPS(2)	$2.51	(1.68)	0.02	0.05	$0.90

(1)	Effective January 1, 2018, Reuters News is a reportable segment.

(2)

Refer to Appendix A for a definition of our non-IFRS measures. Refer to Appendix B of our management’s discussion and analysis in our 2017 annual report for a reconciliation of these non-IFRS financial measure to the most directly comparable IFRS measure.

(3)	Represents the Regulatory Intelligence and Compliance Learning businesses that will be retained by our Legal segment following the closing of the proposed Financial & Risk transaction.

(4)	Other adjustments include the following:

●	Adjusted EBITDA contains costs primarily for real estate optimization that relate to properties to be transferred with the Financial & Risk business.

●	Depreciation and amortization of computer software relates to assets that will not be transferred with the Financial & Risk business.

●	Non-controlling interests relates to third party shareholdings in Tradeweb that will be transferred with the Financial & Risk business.

Revised Business Segment Information (Excluding the Financial & Risk Segment) (continued)

		2017
(millions of U.S. dollars, except per share amounts and margins)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year ended December 31,
Revenues
Legal	841	858	860	900	3,459
Tax & Accounting	417	350	341	443	1,551
Reuters News	74	74	73	75	296
Eliminations	(1)	(2)	(2)	(4)	(9)
Revenues from continuing operations	1,331	1,280	1,272	1,414	5,297

Adjusted EBITDA(1)
Legal	314	325	345	323	1,307
Tax & Accounting	141	103	95	156	495
Reuters News	13	9	7	(2)	27
Corporate	(53)	(57)	(60)	(74)	(244)
Consolidated adjusted EBITDA	415	380	387	403	1,585

Adjusted earnings(1)
Adjusted EBITDA	415	380	387	403	1,585
Depreciation and amortization of computer software	(124)	(127)	(117)	(128)	(496)
Adjustments:
Interest	(92)	(89)	(89)	(88)	(358)
Tax	(18)	(24)	(1)	(40)	(83)
Dividends declared on preference shares	(1)	-	(1)	-	(2)
Adjusted earnings	180	140	179	147	646
Adjusted EPS(1)	$0.25	$0.19	$0.25	$0.21	$0.90

Adjusted EBITDA margin(1)
Legal	37.3%	37.9%	40.1%	35.9%	37.8%
Tax & Accounting	33.8%	29.4%	27.9%	35.2%	31.9%
Reuters News	17.6%	12.2%	9.6%	n/m	9.1%
Corporate	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	31.2%	29.7%	30.4%	28.5%	29.9%

(1)	Refer to Appendix A for a definition of our non-IFRS measures.

The following supplemental information provides our consolidated income statement and segment information for the years ending December 31, 2017 and 2016, as previously reported and as revised to reflect our Financial & Risk business as a discontinued operation. This information includes certain estimates and is subject to revision until the proposed Financial & Risk transaction is completed.

Consolidated Income Statement

	Year ended December 31, 2017			Year ended December 31, 2016
(millions of U.S. dollars, except per share amounts)	Previously Reported	Adjustments(1)	Revised	Previously Reported	Adjustments(1)	Revised
CONTINUING OPERATIONS
Revenues	11,333	(6,036)	5,297	11,166	(5,983)	5,183
Operating expenses	(8,079)	4,372	(3,707)	(8,232)	4,391	(3,841)
Depreciation	(296)	173	(123)	(313)	168	(145)
Amortization of computer software	(699)	326	(373)	(711)	337	(374)
Amortization of other identifiable intangible assets	(468)	331	(137)	(528)	342	(186)
Other operating (losses) gains, net	(36)	84	48	8	28	36
Operating profit	1,755	(750)	1,005	1,390	(717)	673
Finance costs, net
Net interest expense	(362)	4	(358)	(403)	(1)	(404)
Other finance (costs) income	(203)	33	(170)	50	23	73
Income before tax and equity method investments	1,190	(713)	477	1,037	(695)	342
Share of post-tax (losses) earnings in equity method investments	(2)	(2)	(4)	4	(2)	2
Tax benefit (expense)	274	(136)	138	15	(23)	(8)
Earnings from continuing operations	1,462	(851)	611	1,056	(720)	336
(Loss) earnings from discontinued operations, net of tax	(3)	851	848	2,093	720	2,813
Net earnings	1,459	-	1,459	3,149	-	3,149
Earnings attributable to:
Common shareholders	1,395	-	1,395	3,098	-	3,098
Non-controlling interests	64	-	64	51	-	51

Earnings per share
Basic earnings per share
From continuing operations	$1.94	$(1.09)	$0.85	$1.34	$(0.89)	$0.45
From discontinued operations	-	1.09	1.09	2.80	0.89	3.69
Basic earnings per share	$1.94	-	$1.94	$4.14	-	$4.14

Diluted earnings per share
From continuing operations	$1.94	$(1.09)	$0.85	$1.34	$(0.89)	$0.45
From discontinued operations	-	1.09	1.09	2.79	0.89	3.68
Diluted earnings per share	$1.94	-	$1.94	$4.13	-	$4.13

(1)

Adjustments include the reclassification of our Financial & Risk business to discontinued operations, except for the Regulatory Intelligence and Compliance Learning businesses that will be retained by our Legal segment following the closing of the proposed Financial & Risk transaction.

Segment Information

	Year ended December 31, 2017			Year ended December 31, 2016
(millions of U.S. dollars)	Previously Reported	Adjustments(1)	Revised	Previously Reported	Adjustments(1)	Revised
Revenues
Financial & Risk	6,112	(6,112)	-	6,057	(6,057)	-
Legal	3,390	69	3,459	3,367	69	3,436
Tax & Accounting	1,551	-	1,551	1,452	-	1,452
Reuters News	296	-	296	304	-	304
Eliminations	(16)	7	(9)	(14)	5	(9)
Consolidated revenues	11,333	(6,036)	5,297	11,166	(5,983)	5,183

Adjusted EBITDA
Financial & Risk	1,916	(1,916)	-	1,629	(1,629)	-
Legal	1,279	28	1,307	1,232	27	1,259
Tax & Accounting	495	-	495	414	-	414
Reuters News	27	-	27	15	-	15
Corporate	(280)	36	(244)	(336)	15	(321)
Adjusted EBITDA	3,437	(1,852)	1,585	2,954	(1,587)	1,367
Fair value adjustments	(183)	188	5	(20)	(5)	(25)
Depreciation	(296)	173	(123)	(313)	168	(145)
Amortization of computer software	(699)	326	(373)	(711)	337	(374)
Amortization of other identifiable intangible assets	(468)	331	(137)	(528)	342	(186)
Other operating (losses) gains, net	(36)	84	48	8	28	36
Consolidated operating profit	1,755	(750)	1,005	1,390	(717)	673
Net interest expense	(362)	4	(358)	(403)	(1)	(404)
Other finance (costs) income	(203)	33	(170)	50	23	73
Share of post-tax (losses) earnings in equity method investments	(2)	(2)	(4)	4	(2)	2
Tax benefit (expense)	274	(136)	138	15	(23)	(8)
Earnings from continuing operations	1,462	(851)	611	1,056	(720)	336

(1)

Adjustments relate to the reclassification of Financial & Risk to discontinued operations, including the reclassification of the Regulatory Intelligence and Compliance Learning businesses from Financial & Risk to our Legal Segment, where it will be retained following the closing of the proposed Financial & Risk transaction.

Appendix D

Depreciation and amortization of computer software by segment

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Legal	65	63	128	127
Tax & Accounting	37	32	74	64
Reuters News	4	5	8	9
Corporate	23	27	47	51
Total	129	127	257	251

Appendix E

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended
(millions of U.S. dollars, except per share amounts)	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Revenues	1,311	1,379	1,414	1,272	1,280	1,331	1,372	1,247
Operating profit	204	268	242	271	218	274	181	182
Earnings from continuing operations	142	172	292	127	47	145	181	73
Earnings (loss) from discontinued operations, net of tax	515	(483)	299	221	159	169	2,060	213
Net earnings (loss)	657	(311)	591	348	206	314	2,241	286
Earnings (loss) attributable to common shareholders	625	(339)	576	330	192	297	2,226	273

Basic earnings (loss) per share
From continuing operations	$0.20	$0.24	$ 0.41	$ 0.18	$ 0.07	$ 0.20	$0.25	$0.10
From discontinued operations	0.68	(0.72)	0.40	0.28	0.20	0.21	2.79	0.27
	$0.88	$(0.48)	$ 0.81	$ 0.46	$ 0.27	$ 0.41	$3.04	$0.37
Diluted earnings (loss) per share
From continuing operations	$0.20	$0.24	$ 0.41	$ 0.18	$ 0.07	$ 0.20	$0.25	$0.10
From discontinued operations	0.68	(0.72)	0.40	0.28	0.20	0.21	2.78	0.26
	$0.88	$(0.48)	$ 0.81	$ 0.46	$ 0.27	$ 0.41	$3.03	$0.36

Revenues - Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues in the fourth quarter tend to be slightly higher than in each of the first three quarters of the year due to the release of certain print-based offerings in our Legal segment and higher revenues from certain tax products in our Tax & Accounting segment. Our revenues were not significantly impacted by foreign currency or acquisitions throughout the eight-quarter period.

Operating profit - Similarly, our operating profit does not tend to be significantly impacted by seasonality. A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Additionally, our operating profit is impacted by timing of our investment spending in our businesses, including those to improve customer experience and reposition our business following the proposed strategic partnership transaction with Financial & Risk, as well as gains or losses on the sales of certain equity investments.

Net earnings (loss) - The increase in net earnings in the second quarter of 2018 was due to higher net earnings from the Financial & Risk business, which is classified as a discontinued operation. Net earnings from Financial & Risk increased primarily because Financial & Risk assets held for sale are not depreciated. Earnings from discontinued operations also included a significant benefit of fair value adjustments associated with foreign currency derivatives embedded in certain Financial & Risk customer contracts. The net loss in the first quarter of 2018 was due to an $844 million deferred tax charge associated with the proposed sale of a 55% interest in our Financial & Risk business. The increase in net earnings in the fourth quarter of 2017 compared to the first three quarters of the year was due to $304 million of tax benefits resulting from the enactment of the U.S. Tax Cuts and Jobs Act of 2017. The fourth quarter of 2016 included a $2.0 billion gain on the sale of our IP & Science business.